SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Receives Three CONAREC Customer Service Excellence Awards, Dated September 1, 2015

99.2	NICE Implementation at PT Bank Permata Tbk Gains Recognition as Best CRM Project in Indonesia by The Asian Banker, Dated September 2, 2015

99.3	NICE Leads North American Market for Quality Management and Workforce Management according to Frost & Sullivan, Dated September 3, 2015

99.4	NICE to Supply Philadelphia PD with Expanded 9-1-1 Call Recording and Incident Management Capacity for Pope Francis Visit, Dated September 9, 2015

99.5	Celcom Axiata Berhad Achieves 16-Point NPS Improvement with NICE Voice of the Customer Solution, Dated September 10, 2015

99.6	NICE Actimize to Support UAE Exchange with Financial Crime Solutions Addressing Anti-Money Laundering and Integrated Fraud Management, Dated September 16, 2015

99.7	NICE Actimize Launches “Culture of…” Anti-Money Laundering Webinar Series toShow How the Right Organizational Culture Supports Compliance, Dated September 24, 2015

99.8	NICE Amps Up Voice of the Customer Solution for Deeper Visibility into the Customer Experience, Dated September 30, 2015

99.9	NICE Introduces Fully Compliant Audio Tape Conversion and Management, Dated September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: October 08, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Receives Three CONAREC Customer Service Excellence Awards, Dated September 1, 2015

99.2	NICE Implementation at PT Bank Permata Tbk Gains Recognition as Best CRM Project in Indonesia by The Asian Banker, Dated September 2, 2015

99.3	NICE Leads North American Market for Quality Management and Workforce Management according to Frost & Sullivan, Dated September 3, 2015

99.4	NICE to Supply Philadelphia PD with Expanded 9-1-1 Call Recording and Incident Management Capacity for Pope Francis Visit, Dated September 9, 2015

99.5	Celcom Axiata Berhad Achieves 16-Point NPS Improvement with NICE Voice of the Customer Solution, Dated September 10, 2015

99.6	NICE Actimize to Support UAE Exchange with Financial Crime Solutions Addressing Anti-Money Laundering and Integrated Fraud Management, Dated September 16, 2015

99.7	NICE Actimize Launches “Culture of…” Anti-Money Laundering Webinar Series toShow How the Right Organizational Culture Supports Compliance, Dated September 24, 2015

99.8	NICE Amps Up Voice of the Customer Solution for Deeper Visibility into the Customer Experience, Dated September 30, 2015

99.9	NICE Introduces Fully Compliant Audio Tape Conversion and Management, Dated September 30, 2015